DISTRIBUTION FEE AGREEMENT

                               FOR

                   PENNSYLVANIA MUTUAL FUND'S

                        CONSULTANT CLASS


     The Royce Fund, a Delaware business trust (the "Trust"), and Quest Distributors, Inc., a New York corporation ("QDI"), hereby agree that as compensation for QDI's services and for the expenses payable by QDI under the Distribution Agreement made October 31, 1985 by and between the parties hereto, QDI shall receive, for and from the assets of Pennsylvania Mutual Fund's Consultant Class of shares, a monthly fee equal to 1.00% per annum of the Class's average net assets.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the ____ day of _____, 1997.

                              THE ROYCE FUND


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                              QUEST DISTRIBUTORS, INC.


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